UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

FOR THE QUARTER ENDED
March 31, 2005

NATIONAL GRID USA

25 Research Drive, Westborough, MA 01582

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
N/A for fourth quarter.

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue Or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given with Security	Consideration Received for Each Security
None

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)

(expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Grid USA	Wayfinder Group, Inc	$ (0.1)

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None
Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
National Grid USA Service Co., Inc.	EUA Energy Investment Corporation	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	National Grid Transmission Services Corp.	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	Wayfinder Group, Inc.	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	GridAmerica Holdings Inc.	Miscellaneous (2)	.3	(1)		.3
National Grid USA Service Co., Inc	GridAmerica LLC	Miscellaneous(2)	.2	(1)		.2
National Grid USA Service Co., Inc	GridAmerica LLC	Consulting	.3	(1)		.3

(1) Amounts are below $100,000.
(2) Represents administrative services totaling less than $100,000 in aggregate.

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:
Total consolidated capitalization as of March 31, 2005		$12,878.3	(1) line 1
Total capitalization multiplied by 15 percent (line 1 multiplied by 0.15)		1,931.7	line 2
Greater of $50 million or line 2		1,931.7	line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related consulting services	$ 0.2
Energy software	2.2
Ownership, operation, and maintenance of Qualifying Facilities	28.8
Total current aggregate investment		$ 31.2	line 4
Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)		$1,900.5	line 5

(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 5 - OTHER INVESTMENTS

(expressed in millions, rounded to hundred thousands of dollars)

Major Line or Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Energy-related consulting services	$8.0	$ 8.0
Ownership, operation, and maintenance of Qualifying Facilities	$26.7	$26.7

Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

NATIONAL GRID USA
For The Quarter Ended March 31, 2005

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A) Financial Statements

           Not applicable for Fourth Quarter of fiscal year

(B) Exhibits

10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.	Filed Herewith

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

By:      s/ John G. Cochrane
          John G. Cochrane, Senior Vice President, Treasurer,
          Chief Financial Officer

Date: June 23, 2005

EXHIBIT INDEX

Exhibit No.	Description	Page
10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.	Filed Herewith

CERTIFICATE

A copy of the Form U-9C-3 report for the previous quarter (quarter ended December 31, 2004) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

The names and addresses of such state commissions are as follows:

Mary L. Cottrell, Secretary Massachusetts Department of Telecommunications and Energy 1 South Station, 2nd Floor Boston, Massachusetts 02110
Ms. Debra Howland Assistant Executive Director New Hampshire Public Utilities Commission 21 S Fruit Street, Suite 10 Concord, New Hampshire 03301-2429
Hon. Jaclyn A. Brilling, Secretary State of New York Public Service Commission Three Empire State Plaza, 19th Floor Albany, New York 12223-1350
Mrs. Luly Massaro, Clerk Rhode Island Public Utilities Commission 89 Jefferson Boulevard Warwick, Rhode Island 02888-1046

SIGNATURE

NATIONAL GRID USA

By             s/ John G. Cochrane
Name:      John G. Cochrane
Title:         Senior Vice President, Treasurer, and Chief Financial Officer

Date: June 23, 2005